                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)
                                (Amendment No. 3)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                               GLEN BURNIE BANCORP
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $10.00 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   377407 10 1
       ------------------------------------------------------------------
                                 (CUSIP Number)


                               Edwin F. Hale, Sr.
                              First Mariner Bancorp
                            1801 South Clinton Street
                            Baltimore, Maryland 21224
                                 (410) 342-1500

                                 with a copy to:
                         Melissa Allison Warren, Esquire
                          Ober, Kaler, Grimes & Shriver
                            129 East Baltimore Street
                            Baltimore, Maryland 21202
                                 (410) 685-1120
 ------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                Octobet 19, 1998
  -----------------------------------------------------------------------------

             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 10 Pages

CUSIP No.  377407 10 1                        13D             Page 2 of 10 Pages
---------------------------------------------                 ------------------

           NAMES OF REPORTING PERSONS
    1 I.R.S. IDENTIFICATION NOS OF ABOVE PERSONS (ENTITIES ONLY) First Mariner Bancorp (I.R.S. No. 52-1834860)

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) | |
                                                                        (b) |X|

           SEC USE ONLY
    3

    4      SOURCE OF FUNDS*
           WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEM 2(d) or 2(e)                                                | |


    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           State of Maryland

         NUMBER OF              7      SOLE VOTING POWER
          SHARES                       213,168 Shares (1)
       BENEFICIALLY
         OWNED BY               8      SHARED VOTING POWER
           EACH                        0 Shares
         REPORTING
          PERSON                9      SOLE DISPOSITIVE POWER
           WITH                        213,168 Shares (1)

                               10      SHARED DISPOSITIVE POWERS
                                       0 Shares

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 213,168 Shares (1)

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           |X|


   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           19.5% (1)

   14      TYPE OF REPORTING PERSON*
           CO

(1) Excludes shares held by two directors or their minor children. See item 5 herein.

         The entire text of the Schedule 13D originally filed by the Reporting Person on January 28, 1998, (the "Initial Schedule 13D") is amended and restated as follows:

Item 1. Security and Issuer

         The class of equity securities to which this statement relates is the common stock, par value $10.00 per share (the "Common Stock") of Glen Burnie Bancorp, a Maryland corporation (the "Company"), which has its principal executive offices at 101 Crain Highway, S.E., Glen Burnie, Maryland 21061.

         The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, filed as Exhibits to the Initial Schedule 13D, or otherwise filed with the Securities and Exchange Commission.

Item 2. Identity and Background

         This Report is being filed by First Mariner Bancorp, a Maryland corporation ("FMB" or the "Reporting Person").

         FMB's principal business is the operation of a bank holding company.

         The business address of FMB is 1801 South Clinton Street, Baltimore, Maryland 21224.

         Edwin F. Hale, Sr. is the Chairman and Chief Executive Officer of FMB and, as of October 26, 1998, owns 15.05% of the equity securities of FMB (or 24.11% including options and warrants exercisable within 60 days). As a result, Mr. Hale could be deemed to beneficially own the Common Stock held by FMB. Mr. Hale disclaims beneficial ownership of the Common Stock held by FMB which he could be deemed to own as a result of his association with FMB.

         FMB is subject to the informational filing requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and is required to file reports and other information with the Securities and Exchange Commission relating to its business, financial condition and other matters. Such reports and other information may be inspected at the Commission's office at 450 Fifth Street, N.W., Washington, D.C. 20549, and also are available for inspection and copying at the regional offices of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661, and 7 World Trade Center, 13th Floor, New York, NY 10048.

         The name, business address and present principal occupation or employment and the name, address and principal business of any corporation or other organization in which such employment is conducted, of (i) each of the executive officers and directors of FMB; (ii) each person controlling FMB, and
(iii) the executive officers and directors of any corporation controlling FMB are set forth in Schedule l attached hereto and incorporated herein by reference.

         During the last five years, neither FMB nor, to the best of its knowledge, any executive officer, director or controlling person of FMB has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such law.

         To the best knowledge of FMB, each of its executive officers and directors is a citizen of the United States.

Item 3. Source and Amount of Funds or other Consideration

         FMB, Ethel D. Webster, a Maryland resident, and Neil C. Williams, a Maryland resident, entered into a Stock Purchase Agreement dated January 26, 1998 (the "Agreement"). The form of the Agreement was attached as Exhibit A to the Initial Schedule 13D and the discussion in this Report of any provisions of the Agreement is qualified by reference to that Exhibit. Ms. Webster and Mr. Williams are referred to collectively herein as the "Sellers." Pursuant to the Agreement, FMB purchased from the Sellers on October 19, 1998 207,548 shares of Common Stock (the "GBB Shares") for an aggregate purchase price of $4,509,936.70. The source of the payment of the purchase price was cash on hand. As a result, FMB may be deemed to be the beneficial owner of greater than five percent (5%) of the Common Stock.

         On April 15 and 17, 1997, FMB purchased a total of 4,491 shares of Common Stock in open market purchases. Pursuant to stock dividends issued on July 1, 1997, October 1, 1997 and December 31, 1997, a stock split issued on January 10, 1998, and the acquisition of shares in 1998 under the Company's Dividend Reinvestment Plan, FMB has received an aggregate of 1,129 shares of Common Stock. Prior to the purchase of GBB Shares pursuant to the Agreement, FMB beneficially owned a total of 5,620 shares of Common Stock or approximately 0.5%. Upon the purchase of the GBB Shares, FMB beneficially owns a total of 213,168 shares of Common Stock or approximately 19.5%.

         A total of $110,736 in working capital funds was used to purchase the 4,491 shares of Common Stock held by FMB prior to entering into the Agreement. The 1,129 shares of Common Stock received by FMB as a result of dividends or splits were received at no cost to FMB or through the reinvestment of dividends pursuant to the Company's Dividend Reinvestment Plan.

Item 4. Purpose of Transaction

         FMB entered into the Agreement for the purpose of acquiring a significant equity interest in the Company as an investment. The Chairman and Chief Executive Officer of FMB has stated that FMB would ultimately like to merge with the Company and to take control of the Company.

         FMB intends to periodically review its investment in the Company, and may in the future acquire additional shares of the Company's Common Stock through open market purchases, private transactions or otherwise, subject to applicable bank regulatory and other legal requirements. In the event that FMB determines to acquire additional shares, it will consider, among other things, a legal challenge of the validity of the Company's Rights Plan. In addition, FMB may determine to sell all or a portion of the shares of the Company's Common Stock that it holds from time to time, through open market sales, private transactions, the repurchase of shares by the Company or otherwise.

         FMB will consider seeking the appointment of representatives to the board of directors of the Company. In addition, FMB will consider soliciting proxies for nominees for election to the board of directors at the next annual meeting of the Company's stockholders, although it has no such plan or proposal at this time.

         FMB continues to reserve the right to change its intention regarding its investment in the Company's Common Stock and to take other actions, presently undetermined, to the extent permitted by applicable bank regulatory and other legal requirements, that could result in or relate to the items enumerated in paragraphs (a) - (j) of Item 4 of Schedule 13D.

         In reaching any decisions regarding any of the foregoing, FMB will consider various factors including, but not limited to, the Company's business prospects, other developments concerning the Company, other business opportunities available to FMB, developments concerning FMB and its business, and general economic and regulatory conditions.

Item 5. Interest in Securities of the Issuer

         (a) As of the date hereof, the beneficial ownership by FMB of the Common Stock of the Company, the total amount thereof now outstanding and the percentage of said ownership are set forth in the table below.


                  No. of Shares          No. of Shares     % Beneficially
               Beneficially Owned         Outstanding           Owned
               ------------------         -----------           -----
                     213,168               1,095,968            19.5%

         The number of shares of the Common Stock issued and outstanding, as reported by the Company in its Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 1998, was 1,095,968.

         To the knowledge of FMB, no shares of Common Stock are beneficially owned by its executive officers, directors and controlling persons listed on
Schedule 1 hereto, other than 2,383 shares owned by Director Michael Lynch and 1,932 shares owned by Mr. Lynch's minor children, and 972 shares owned by the minor children of Director R. Andrew Larkin.

         (b) FMB has sole dispositive power and sole voting power with respect to the shares of Common Stock which it owns.

         (c) Except for the transactions described in Item 3 hereof, FMB has not effected any transactions in the Common Stock reported on herein during the past sixty (60) days, and FMB is not aware of any other transactions in such securities by any of the persons listed on Schedule 1 hereto attributable to FMB.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer

         The information concerning the Agreement contained in Item 3 above is incorporated herein by reference. The description contained herein of the Agreement is qualified in its entirety by reference to such agreement.

         FMB, the Sellers and Albert W. Woodfield, III entered into an Escrow Agreement dated January 26, 1998 pursuant to which the GBB shares and the purchase price therefor were held in escrow pending closing of the purchase. The description of this agreement is qualified in its entirety by reference to such agreement, a copy of which was filed as Exhibit B to the Initial Schedule 13D.

         To the knowledge of FMB, no person listed on Schedule 1 has any contracts, agreements, understandings, or relationships with respect to the Common Stock.

Item 7. Material to be Filed as Schedules and Exhibits

         Schedules:

                  Schedule 1        -       Executive officers, directors and
                                            controlling persons of FMB
                                            (filed herewith)
         Exhibits:

                  Exhibit A         -       Stock Purchase Agreement dated
                                            January 26, 1998 among
                                            Ethel D. Webster, Neil C. Williams
                                            and First Mariner Bancorp
                                            (previously filed)

                  Exhibit B         -       Escrow Agreement dated January 26,
                                            1998 among First Mariner Bancorp,
                                            Ethel D. Webster, Neil C. Williams
                                            and Albert W. Woodfield, III.
                                            (previously filed)

                  Exhibit C         -       Press Release dated January 27, 1998
                                            (previously filed)

                                    SIGNATURE

         After reasonable inquiry, and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          FIRST MARINER BANCORP


Dated: October 27, 1998                   By:       /s/ Edwin F. Hale, Sr.
                                                   Edwin F. Hale, Sr.
                                                   Chairman and Chief
                                                   Executive Officer

                                   SCHEDULE 1

              DIRECTORS, EXECUTIVE OFFICERS AND CONTROLLING PERSONS
                        OF FIRST MARINER BANCORP ("FMB")



                                                                                 Principal Business in Which
                                       Principal Occupation and Business             Such Employment is
             Name                                   Address                               Conducted
             ----                                   -------                               ---------
Edwin F. Hale, Sr.              Chairman of the Board and Chief                  Commercial Banking
                                Executive Officer of FMB and First
                                Mariner Bank (the "Bank"); Chairman
                                and Chief Executive Officer of Hale              Transportation
                                Trans.; Managing Member of Peterbilt             Truck Sales
                                of Maryland LLC; President and Chief
                                Executive Officer of Baltimore Blast             Professional Soccer
                                Corporation;
                                1801 South Clinton Street
                                Baltimore, MD 21224

George H.  Mantakos             President and Director of the Bank;              Commercial Banking
                                Director of FMB
                                1801 South Clinton Street
                                Baltimore, MD 21224

Joseph A. Cicero                President, Chief Operating Officer and           Commercial Banking
                                Director of FMB; Director and Chief
                                Operating Officer of the Bank
                                1801 South Clinton Street
                                Baltimore, MD 21224

Barry B. Bondroff               Director of FMB and the Bank;                    Accounting
                                Managing Officer of Grabush,
                                Newman & Co., P.A.
                                515 Fairmount Avenue, Suite 400
                                Baltimore, MD 21286

Edie Brown                      Director of FMB and the Bank;                    Public Relations
                                Director of Public and Community
                                Relations of the Baltimore Arena
                                201 West Baltimore Street
                                Baltimore, MD 21201


                                                                                 Principal Business in Which
                                       Principal Occupation and Business            Such Employment is
             Name                                   Address                              Conducted
             ----                                   -------                              ---------
Rose M. Cernak                  Director of FMB and the Bank;                    Restaurant
                                President of Olde Obrycki's Crab-
                                house, Inc.
                                P.O. Box 38218
                                Baltimore, MD 21231

Christopher F.                  Director of FMB and the Bank; Vice               Supermarket Chain
D'Anna                          President of Mars Super Markets, Inc.
                                7183 Holabird Avenue
                                Baltimore, MD 21222

Bruce H. Hoffman                Director of FMB and the Bank;                    Sports-Related Real Estate
                                Executive Director of Maryland                   Development
                                Stadium Authority Warehouse
                                Camden Yards
                                333 West Camden Street
                                Suite 500
                                Baltimore, MD 21201

Melvin S. Kabik                 Director of FMB and the Bank; Owner              Commercial Real Estate
                                of  a commercial real estate company
                                3711 Gardenview Road
                                Baltimore, Maryland 21208

R. Andrew Larkin                Director of FMB and the Bank;                    Real Estate Development
                                President of Maryland Realty
                                Investment Corp.
                                325 West 23rd Street
                                Baltimore, MD 21211

Michael Lynch                   Director of FMB and the Bank; Vice               Ship Repair
                                President of the General Ship Repair
                                Corporation
                                1449 Key Highway
                                Baltimore, MD 21230

Jay J.J. Matricciani            Director of FMB and the Bank;                    Utility and Paving; Heavy
                                President of The Matricciani                     Equipment Rental
                                Company; Partner of Matro Properties
                                4070 Old North Point Road
                                Baltimore, MD 21222


                                                                                      Principal Business in Which
                                       Principal Occupation and Business                  Such Employment is
             Name                                   Address                                    Conducted
             ----                                   -------                                    ---------
Walter L. McManus,              Director of FMB and the Bank;                    Commercial Real Estate
Jr.                             President of Castlewood Realty Co.,
                                Inc.
                                204 East Joppa Road, Penthouse 5
                                Towson, MD 21286

James P. O'Conor                Director of FMB and the Bank;                    Commercial Real Estate
                                Chairman and Chief Executive Officer
                                of O'Conor, Piper & Flynn
                                22 West Padonia Road
                                Timonium, MD 21093

John J. Oliver, Jr.             Director of FMB and the Bank;                    Newspaper Publishing
                                Chairman, Chief Executive Officer and
                                Publisher of Baltimore Afro-American
                                Newspaper
                                2519 North Charles Street
                                Baltimore, MD 21218

Hanan Y. Sibel                  Director of FMB and the Bank;                    Food Brokerage
                                Chairman and Chief Executive Officer
                                of Chaimson Brokerage Co., Inc.
                                6822 Oak Hall Lane
                                Columbia, MD 21045


Leonard Stoler                  Director of FMB and the Bank; Owner              Automobile Dealership
                                and President of Len Stoler Inc.
                                11275 Reisterstown Road
                                Owings Mills, MD 21117

Michael Watson                  Director of FMB and the Bank;                    Marine Pilots
                                President of the Association of
                                Maryland Pilots
                                3720 Dillon Street
                                Baltimore, MD 21224


                                                                                 Principal Business in Which
                                       Principal Occupation and Business             Such Employment is
             Name                                   Address                               Conducted
             ----                                   -------                               ---------
Kevin M. Healey                 Senior Vice President and Chief                  Commercial Banking
                                Financial Officer of FMB and the Bank
                                1801 South Clinton Street
                                Baltimore, Maryland 21224